Exhibit 12.1

Green Plains Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

(Unaudited)

	Nine Months Ended Sept. 30, 2016	Year Ended December 31,
		2015	2014	2013	2012	2011
Earnings:
Income before income taxes	$1,714	$21,465	$250,430	$72,281	$25,156	$61,899
Add: Fixed charges	43,587	52,508	50,711	39,990	43,904	42,253
Less: Capitalized interest	(1,400)	(1,075)	(191)	—	(285)	—

Total earnings	$43,901	$72,898	$300,950	$112,271	$68,775	$104,152

Fixed Charges:
Interest expense	$33,117	$40,366	$39,908	$33,357	$37,521	$36,645
Capitalized interest	1,400	1,075	191	—	285	—
Interest component of rent expense	9,070	11,067	10,612	6,633	6,098	5,608

Total fixed charges	$43,587	$52,508	$50,711	$39,990	$43,904	$42,253

Ratio of earnings to fixed charges	1.0	1.4	5.9	2.8	1.6	2.5